Moody National REIT I, Inc.

6363 Woodway Drive, Suite 110

Houston, Texas 77057

October 10, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

RE:	Moody National REIT I, Inc. Registration Statement on Form S-11 (File No. 333-179521) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Moody National REIT I, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 11:00 a.m., Washington, D.C. time, on October 12, 2012 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call me at (713) 977-7500.

Sincerely,

Moody National REIT I, Inc.

/s/ Brett C. Moody
Brett C. Moody Chief Executive Officer and President

cc:   Ms. Sonia Barros

        Mr. Jerard Gibson

        Mr. Gustav Bahn